Exhibit 99(n)

Consent of Independent Registered Public Accounting Firm

The Board of Trustees
Pomona Investment Fund:

We consent to the incorporation by reference in the registration statement on Form N-2 of Pomona Investment Fund our report dated May 26, 2017, with respect to the statement of assets and liabilities of Pomona Investment Fund, including the schedule of investments, as of March 31, 2017, and the related statements of operations and cash flows for the year then ended, and the statement of changes in shareholders’ capital and financial highlights for each of the years or periods in the two year period then ended, and to the reference to our firm under the heading “Independent Registered Public Accounting Firm” in the Statement of Additional Information in the Registration Statement on Form N-2.

/s/ KPMG LLP

July 20, 2017

New York, New York